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                             August 16, 2022

       Allen Davidoff, PhD
       President and Chief Executive Officer
       XORTX Therapeutics Inc.
       3710     33rd Street NW
       Calgary, Alberta, Canada T2L 2M1

                                                        Re: XORTX Therapeutics
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
15, 2022
                                                            CIK No. 0001729214

       Dear Dr. Davidoff:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Thomas M. Rose